SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 12, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item	Page
Quarterly Report of the Company to Shareholders and Interim Six Months Financial Statements for the Second Quarter Ending June 30, 2004, as mailed to Shareholders on or about August 12, 2004	3

Canadian Certification of the Company’s Chief Executive Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on August 12, 2004	18

Canadian Certification of the Company’s Chief Financial Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on August 12, 2004	19

Exhibits: Reference is made to the Exhibit Index annexed hereto on page 21 and made a part hereof

Signature	20

Exhibit Index	21
Voluntary Certification of CEO
Voluntary Certification of CFO

Share Registrars and Transfer Agents
Computershare Trust Company of Canada
600, 530 - 8th Ave. S.W.
Calgary, Alberta, Canada
T2P 3S8
Toll Free: 1-888-267-6555
Phone: 403-267-6555
Fax: 403-267-6529

Computershare Trust Company Inc.
350 Indiana St, Suite 800
Golden, CO 80401
USA
Phone: 303-262-0701
Fax: 303-262-0700

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

Contact: Jane Tulloch
Director, Investor Relations
Phone: 780-490-2812
e-mail: ir@biomira.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 812.

QUARTERLY REPORT TO SHAREHOLDERS: 2004 Second Quarter Report

Corporate Update
BLP25 Liposome Vaccine (L-BLP25)

Following the positive trial results from the Phase IIb study in non-small cell lung cancer (NSCLC) announced publicly via a news release in early April, Biomira and Merck KGaA of Darmstadt, Germany, plan to have discussions with regulatory agencies in various jurisdictions to discuss the design of a possible confirmatory clinical trial for this product candidate in NSCLC. The Companies were encouraged by the survival data from the randomized Phase IIb study of 171 men and women with stage IIIb or IV NSCLC. As part of the protocol another analysis is expected at the end of 2004.

The Companies will continue to look at potential opportunities for earlier registration for this product candidate based on the current data and expect to determine whether this is possible sometime later this year.

Patients with locoregional disease (IIIA and IIIB) represent a very large unmet market opportunity with approximately 50,000 new cases in the U.S. each year. Lung cancer incidence continues to grow each year, especially in women. Lung cancer has grown to be the number one cause of death in women among all types of cancer. A Phase III study of L-BLP25 in the treatment of NSCLC would likely be required prior to approval in the U.S., Europe and Japan.

Merck KGaA Returns Theratope® Vaccine Rights to Biomira – Companies Will Continue Collaboration on L-BLP25

In early June, Biomira announced that Merck KGaA had decided to return the development and commercialization rights for Theratope to Biomira. This decision does not impact the Companies ongoing collaboration to develop L-BLP25 for NSCLC.

Merck KGaA’s decision was based on the fact that additional trials in metastatic breast cancer will likely be required in the U.S., Europe and Japan to support a registration and the vaccine, therefore, no longer meets their commercial timetable for a near-term product launch.

Under the terms and conditions for return of the rights to Theratope, Biomira has regained all commercial rights to Theratope with no further compensation being paid to Merck KGaA. Merck KGaA will continue to share the ongoing development costs with Biomira through June 30, 2004, and the Companies are continuing negotiations to assure a smooth transition for the development program. Biomira will assume control of the Phase II single-arm Theratope study, where women with metastatic breast cancer are being treated with Theratope plus anti-cancer hormonal therapy. The trial recently completed enrolment and patients are being monitored. The study’s primary objective is to determine the antibody response generated to STn in these women. A secondary objective is to determine the safety and tolerability of Theratope when used in conjunction with aromatase inhibitors or fulvestrant. Immunology data from the trial should be available in 2005. This study may provide useful information relating to the prestratified subset of hormonal therapy plus Theratope-related patients in our Phase III metastatic breast cancer trial currently under review.

A confirmatory study in metastatic breast cancer will probably be required prior to commercialization in the U.S., Europe and Japan. In parallel to development plans for the potential confirmatory study, a small clinical experience study is now being planned to incorporate manufacturing improvements. The trial is expected to commence in the first half of 2005 and so would not be expected to negatively impact timelines of a probable confirmatory study. While the Company seeks a collaborative partner to develop Theratope further, it continues to explore the mechanism of action for Theratope and also hopes to know later this year about possible opportunities in other countries for early registration based on the current data prior to completion of a confirmatory trial.

At the annual meeting of the American Society of Clinical Oncology (ASCO) in June, a poster was presented showing that in an exploratory analysis, the survival advantage for women in the hormonal therapy subset of patients receiving Theratope as part of the Phase III metastatic breast cancer study, had now reached statistical significance. Women in the Theratope arm (n=180) survived a median of 36.5 months, while those in the control vaccine arm (n=170) survived a median of 30.7 months (Cox p = 0.039). The survival for women not receiving hormonal therapy was not significantly different between the two arms. Approximately 40 per cent of women with metastatic breast cancer now receive hormonal therapy as part of their treatment regimen.

Biomira and Inno-centre Alberta Create Spin-Off Company

In the second quarter, Biomira entered into a collaborative agreement to create a spin-off company that would allow for the further development of Liposomal

Interleukin-2 (L-IL-2) technology. The new Company, Oncodigm BioPharma Inc. will be dedicated to the development and commercialization of this promising cancer therapy. L-IL-2 is expected to re-enter clinical trials in 2005.

The new Company is 90 per cent owned by Biomira and 10 per cent owned by Inno-centre Alberta. Oncodigm BioPharma will be responsible for raising its initial venture capital to return the product candidate to clinical trials, allowing Biomira to remain focused on its two lead product candidates, L-BLP25 and Theratope.

CancerVac Phase II Ovarian Cancer Study

In the first quarter of 2004, Biomira announced a collaboration with Prima BioMed of Melbourne, Australia and their subsidiary CancerVac Pty Ltd. The collaboration concerns CancerVac’s Mannan-MUC 1 Fusion Protein (MFP) therapeutic vaccine.

CancerVac received ethics approval to commence their 20-patient Phase II metastatic ovarian cancer study in June and the trial enrolled its first patient in July. The trial is expected to be fully enrolled by the end of the third quarter 2005.

Alex McPherson, MD, PhD
President and Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at July 15, 2004, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the six months ended June 30, 2004, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2003. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal 2003 remain substantially unchanged.

Overview of the Business

Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Biomira’s strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Biomira’s lead product candidates currently under research and development, L-BLP 25 for non-small cell lung cancer and Theratope for breast cancer are in late stage clinical testing. The Company and its collaborator for L-BLP25, Merck KGaA, are currently evaluating the promising results of the Phase IIb trial, announced in the first quarter of 2004, to develop plans for advancing this product candidate. Once these clinical plans are in place, anticipated by the third quarter of 2004, Biomira will formulate appropriate business and financial strategies to capitalize on L-BLP25’s clinical success and to maximize the potential to deliver shareholder value. The Companies will also look at potential opportunities for earlier registration for this product candidate based on the current data, although a confirmatory study would likely be required prior to approval in the U.S., Europe, and Japan.

In the second quarter, Biomira announced that Merck KGaA had returned rights for the development and commercialization of Theratope. This decision by Merck KGaA was based on the fact that additional trials in metastatic breast cancer will likely be required in the U.S., Europe, and Japan to support a registration and the vaccine, therefore, no longer meets Merck’s commercial timetable for a near term product launch. A confirmatory study in metastatic breast cancer will probably be required prior to commercialization in the U.S., Europe, and Japan. While the Company seeks a collaborative partner to develop Theratope further, it continues to explore the mechanism of action for Theratope in the exploratory analysis of the large subset of patients who showed a statistically significant survival difference in the Company’s Phase III metastatic breast cancer study. The Company also hopes to know later this year about possible opportunities in other countries for early registration based on the current data prior to completion of a confirmatory trial.

With the successful negotiation of a collaborative arrangement with CancerVac for future commercial rights to its MFP technology, Biomira has not only added a significant and complementary technology to its core platform, but a promising new product candidate to its pipeline. In the second quarter of 2004, CancerVac commenced a Phase II trial involving patients with metastatic ovarian cancer. Upon conclusion of this trial, and contingent on the results, Biomira may acquire either 100% or 50% of the future commercial rights, or only a royalty stream, for the MFP technology.

Results of Operations

Financial results for the six months ended June 30, 2004 reflect a consolidated net loss from operations of $3.8 million or $0.05 per share compared to $9.9 million or $0.18 per share for the same period in 2003. The decreased loss of $6.1 million in 2004 arises from higher revenues of $5.4 million, lower research and development expenditures of $1.4 million and higher investment and other income of $0.4 million, offset by stock compensation expense of $0.6 million and higher general and administrative expenses of $0.5 million. The increased revenues result from licensing revenues recognized in the current period as a result of the recognition into income of the remaining deferred revenue balance related to Theratope due to the return of Theratope development and commercialization rights from Merck KGaA announced in June 2004.

Revenues

Contract research and development revenue for the six months ended June 30, 2004, totalling $0.8 million compared to $1.5 million for the same period in 2003,

Management’s Discussion and Analysis of Financial Condition and Results of Operations

represents contract research and development funding received from Merck KGaA associated with Theratope vaccine and L-BLP25 vaccine. The decreased funding reflects a lower level of clinical activity with the wind down of the Theratope Phase III trial, and unblinding of the L-BLP25 Phase IIb trial results. Licensing revenues from collaborative arrangements for the six months ended June 30, 2004, totalling $6.4 million compared to $0.5 million for the same period in 2003, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The current period includes an addition to income of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope. Finally, the increase of $0.2 million in licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Research and Development

Research and development expenditures for the six months ended June 30, 2004 totalled $7.0 million compared to $8.4 million for the same period in 2003. The decrease in research and development expenditures, which determines the amount of collaborative funding revenue, is similarly attributable to winding down of clinical activities. Expenditures to date include follow up investigation into the mechanism of action for the Theratope hormone treatment subset, additional analysis of the Phase III trial data, clinical site wrap up expenses, plus anticipatory costs including procurement of clinical materials for additional L-BLP25 clinical trials.

General and Administrative

General and administrative expenses for the six months ended June 30, 2004 totalled $3.4 million compared to $2.8 million for the same period in 2003. The increase of $0.6 million stems largely from incremental costs related to the settlement of an outstanding litigation in the first quarter.

Marketing and Business Development

Marketing and business development expenditures for the six months ended June 30, 2004 of $0.8 million were similar for the same period in 2003.

Stock Compensation Expense

Stock compensation expense of $0.6 million for the six months ended June 30, 2004 represents the amortization of the estimated fair value of options granted since January 1, 2002 applicable to the current period.

Investment and Other Income

Investment and other income for the six months ended June 30, 2004, totalling $0.7 million compared to $0.3 million for the same period in 2003, comprise income from cash and investments, non-operating income, and foreign exchange gains and losses. The increase is mainly due a net foreign exchange gain of $0.3 million for the six months ended June 30, 2004 compared to a net foreign exchange loss of $0.4 million for the same period in 2003, offset by lower investment income from cash and investments of $0.3 million for the six months ended June 30, 2004 as a result of lower average cash and investment balances.

Liquidity and Capital Resources

Biomira’s financial reserves total $30.7 million in cash and short-term investments as at June 30, 2004, a decrease of $10.8 million from the year end position due to funding of operations. Current and projected cash burn is expected to remain at this level until the Company has finalized its clinical strategy and received clearance from the regulatory agencies to undertake new clinical studies for L-BLP25 and Theratope. As soon as the extent of future expenditures is known, Biomira will implement a business and financial plan to execute and fund these initiatives.

A key element of Biomira’s financing strategy is the U.S. $100 million Shelf Prospectus, registered in July 2004. Utilizing this new financing vehicle, Biomira will put together an equity offering to generate the projected cash requirements for advancing its lead product candidates.

Outlook

Until L-BLP25 and Theratope receive regulatory approval and are successfully commercialized, Biomira will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to the Company’s lead products, as

Management’s Discussion and Analysis of Financial Condition and Results of Operations

well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

Biomira has sufficient cash on hand to fund current levels of operations until 2005. However, contingent on discussions with regulatory agencies regarding plans for advancing the product candidates, funding for new clinical programs may be required by the end of 2004. Consequently, the Company will consider accessing the capital markets in 2005.

Risks and Uncertainties

As described in the Outlook, the immediate risks and uncertainties facing Biomira may include: the ability to demonstrate a scientific rationale for the mechanism of action to support the statistically significant clinical benefit observed in the Theratope Phase III subset of patients on hormonal therapy; timely and favourable regulatory clearance for potential Theratope confirmatory trials, timely and favourable regulatory clearance for a planned registration trial for L-BLP25 in NSCLC; outcomes associated with the exploration of potential registration opportunities for both L-BLP 25 and Theratope based on the current data sets; and the Company’s success in generating sufficient new capital on acceptable terms and on a timely basis. In the near and long term, the ability to secure financing will depend on several factors, such as: the Company’s prospects and favourable equity market conditions; the costs and timelines required to obtain regulatory approval for Biomira’s lead product candidates, L-BLP25 and Theratope; the ability to patent and defend Biomira’s intellectual property; timely progression and favourable outcomes of current and future clinical studies; recruitment and retention of key personnel; and the Company’s ability to in-license complementary products and technology to build up its pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in Biomira’s 2003 annual report and in other regulatory filings.

Changes in Accounting Policies and Accounting Estimates

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus, and share capital being increased by $1,573, $1,546, and $27, respectively, as though the fair value method had been applied since January 1, 2002.

For U.S. GAAP, the Company will continue measuring compensation expense using the intrinsic value based method for stock options granted to employees and provide pro-forma disclosure of compensation expense as if the fair value method had been applied for awards granted in fiscal periods after December 15, 1994.

Updated Share Information

As at July 15, 2004, the number of issued and outstanding Common shares of the Company was 72,562,357. In addition, there were 4,251,999 warrants and 4,253,008 stock options outstanding that are potentially convertible into an equal number of Common shares. Had the warrants and options been fully exercised, the aggregate number of Common shares outstanding as at July 15, 2004 would be 81,067,364.

Consolidated Balance Sheets
(Canadian dollars, in thousands)
(Unaudited)

	June 30	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$6,701	$24,062
Short-term investments	24,034	17,443
Accounts receivable	376	459
Prepaid expenses	670	460

	31,781	42,424
Capital assets (net)	525	641
Long-term investments (Note 3)	264	—

	$32,570	$43,065

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,442	$3,453
Capital lease obligation	48	108
Current portion of deferred revenue (Note 7)	207	1,053

	2,697	4,614
Deferred revenue (Note 7)	1,346	6,671
Class A preference shares	30	30

	4,073	11,315
SHAREHOLDERS’ EQUITY
Share capital (Notes 4, 5)	359,728	359,643
Warrants (Note 4)	8,555	8,555
Contributed surplus (Note 5)	10,976	8,901
Deficit	(350,762)	(345,349)

	28,497	31,750

	$32,570	$43,065

Consolidated Statements of Operations
(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
REVENUE
Contract research and development	$323	$635	$843	$1,537
Licensing revenue from collaborative agreements (Note 7)	6,170	262	6,435	526
Licensing, royalties and other revenue	—	—	158	—

	6,493	897	7,436	2,063

EXPENSES
Research and development	3,289	4,292	7,015	8,414
General and administrative	1,656	1,389	3,357	2,825
Marketing and business development	480	415	787	830
Stock compensation expense (Note 5)	263	—	552	—
Amortization of capital assets	88	119	201	238
Gain on disposal of capital assets	—	(53)	—	(58)

	5,776	6,162	11,912	12,249

OPERATING INCOME (LOSS)	717	(5,265)	(4,476)	(10,186)
Investment and other income	322	(264)	682	308
Interest expense	(1)	(3)	(3)	(11)

INCOME (LOSS) BEFORE INCOME TAXES	1,038	(5,532)	(3,797)	(9,889)
Income tax provision	(26)	—	(43)	(3)

NET INCOME (LOSS)	$1,012	$(5,532)	$(3,840)	$(9,892)

BASIC AND DILUTED INCOME (LOSS) PER SHARE (Note 6)	$0.01	$(0.09)	$(0.05)	$(0.18)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	72,558	56,910	72,558	56,910

Consolidated Statements of Deficit
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
DEFICIT, BEGINNING OF PERIOD (Note 5)	$(351,774)	$(330,895)	$(346,922)	$(326,101)
Net income (loss) for the period	1,012	(5,532)	(3,840)	(9,892)
Accretion of convertible debentures	—	(209)	—	(713)
Interest, foreign exchange gain/(loss), and carrying charges on convertible debentures	—	369	—	439

DEFICIT, END OF PERIOD	$(350,762)	$(336,267)	$(350,762)	$(336,267)

Consolidated Statements of Cash Flow
(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
OPERATING
Net income (loss)	$1,012	$(5,532)	$(3,840)	$(9,892)
Amortization of capital assets	88	119	201	238
Stock compensation expense (Notes 2a, 5)	263	—	552	—
Amortization of deferred revenue (Note 7)	(6,170)	(262)	(6,435)	(526)
Gain on disposal of capital assets	—	(53)	—	(58)
Unrealized foreign exchange (gain) loss	(46)	400	(70)	420
Net change in non-cash balances from operations
Accounts receivable	391	42	83	28
Prepaid expenses	(190)	26	(210)	(77)
Accounts payable and accrued liabilities	350	77	(1,028)	(3,959)

	(4,302)	(5,183)	(10,747)	(13,826)

INVESTING
(Increase) decrease in short-term investments	(3,396)	(2,530)	(6,591)	10,311
Purchase of capital assets	(68)	—	(68)	—
Proceeds on disposal of capital assets	—	53	—	73

	(3,464)	(2,477)	(6,659)	10,384

FINANCING
Proceeds on issue of common shares, net of issue costs	6	14,838	35	15,518
Repayment of convertible debentures	—	(3,785)	—	(7,826)
Interest on convertible debentures	—	(23)	—	(91)
Repayment of capital lease obligation	(21)	(39)	(60)	(77)

	(15)	10,991	(25)	7,524

NET CASH (OUTFLOW) INFLOW	(7,781)	3,331	(17,431)	4,082
Effect of exchange rate fluctuations on cash and cash equivalents	46	(400)	70	(420)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(7,735)	2,931	(17,361)	3,662
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,436	9,238	24,062	8,507

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,701	$12,169	$6,701	$12,169

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$1	$3	$3	$11
Amount of income taxes paid	$—	$5	$—	$5

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2003, except as noted below.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2003 filed with the appropriate securities commissions.

Comparative figures for prior periods have been restated to conform to the current presentation.

2.	Accounting Policy Changes

a)	Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for stock options which were granted to employees on or after January 1, 2002 as required by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For options granted prior to January 1, 2002, the Company continues to follow the accounting policy under which no expense is recognized. When these options are exercised, the proceeds are credited to share capital.

The impact on the financial statements arising from adoption of the fair value method is disclosed in Note 5 Stock-Based Compensation.

b)	Asset impairment

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3063 Impairment of Long-Lived Assets, applicable to fiscal years beginning on or after April 1, 2003. Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. There is no material impact on the financial statements resulting from the adoption of Section 3063 either in the current period or the prior periods presented.

3.	Long-Term Investments

Pursuant to a share subscription agreement dated March 9, 2004 with Cancer Vac Pty. Ltd. (Cancer Vac), a private company with its corporate office in Melbourne, Australia, the Company acquired a 10% equity interest in Cancer Vac and a seat on its board as partial consideration for access to the Company’s exclusive worldwide rights to the MUC1 protein technology. The shares in Cancer Vac have been valued at $264 (US $200) representing the fair value of the licensing rights. The related sublicensing revenue has been recorded as deferred revenue and is being recognized as revenue on a straight line basis over 15 years.

As the equity investment in Cancer Vac is not subject to significant influence, it is accounted for using the cost method.

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

4.	Share Capital

	June 30	December 31
	2004	2003
Common shares
Common shares, beginning of period	72,545	53,796
Equity placements	—	17,070
1999 Common Stock Purchase Agreement (equity line)	—	1,366
Exercise of warrants	—	267
Exercise of stock options	17	46

Common shares, end of period	72,562	72,545

Common shares outstanding as at July 15, 2004	72,562

Stock options
Stock options, beginning of period	4,519	4,601
Granted	462	903
Exercised	(17)	(46)
Cancelled	(671)	(939)

Stock options, end of period	4,293	4,519

Stock options outstanding as at July 15, 2004	4,253

Stock options are exercisable at a range of exercise prices from $1.64 to $23.10 per share.

Warrants
Warrants, beginning of period	4,252	975
Issued	—	3,544
Exercised	—	(267)

Warrants, end of period	4,252	4,252

Warrants outstanding as at July 15, 2004	4,252

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.66 to U.S. $6.00 per share.

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

5.	Stock-Based Compensation

Retroactive application of Section 3870

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002 retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27 respectively at January 1, 2004.

In the second quarter of 2004, stock compensation expense of $263 was recognized ($552 for the six months ended June 30, 2004), representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $23 arising from the exercise of these options for the six months ended June 30, 2004 was credited to share capital from contributed surplus.

Current stock compensation expense

The following weighted-average assumptions were used in the Black-Scholes option pricing model for valuation of stock options granted during the current period:

Expected dividend rate	0.0%
Expected volatility	112.63%
Risk-free interest rate	3.77%
Expected life of options in years	6.0
Weighted average grant-date fair value of options	$1.90

6.	Basic and Diluted Income (Loss) per Share

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
Net income (loss), as reported	$1,012	$(5,532)	$(3,840)	$(9,892)
Convertible debentures accounted for as equity:
Accretion of convertible debentures	—	(209)	—	(713)
Interest, foreign exchange gain/loss, and carrying charges on convertible debentures	—	369	—	439

Net income (loss) to common shareholders	$1,012	$(5,372)	$(3,840)	$(10,166)

Weighted-average common shares outstanding	72,558	56,910	72,558	56,910

Basic and diluted income (loss) per share	$0.01	$(0.09)	$(0.05)	$(0.18)

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

7.	Collaborative Agreements

On May 3, 2001, the Company entered into a collaborative arrangement with Merck KGaA to pursue joint global product development, licensing and commercialization of the Company’s two lead candidates, Theratope and L-BLP 25, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to Theratope and L-BLP25. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight line basis over 10 years.

In June 2004 Merck KGaA returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the current period includes an addition to income of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope.

8.	Segmented Information

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
Revenue from operations located in
Canada	$18	$27	$200	$67
United States	—	—	—	—
Barbados	3,923	761	4,575	1,778
Europe	2,552	109	2,661	218

	$6,493	$897	$7,436	$2,063

Amortization of capital assets in
Canada	$77	$112	$182	$224
United States	11	7	19	14

	$88	$119	$201	$238

'

Notes to the Consolidated Financial Statements
(Canadian dollars, in thousands, except per share amounts and as noted otherwise) (Unaudited)

	June 30	December 31
	2004	2003
Capital assets in
Canada	$442	$607
United States	83	34

	$525	$641

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue
2004	1	$7,272
2003	1	2,063

9.	Subsequent Event

Under the terms of a Shelf Prospectus dated July 13, 2004 and registered with certain security commissions in Canada and the U.S., the Company may issue from time to time during the 25 month period the prospectus remains effective in aggregate up to US $100 million of securities including common stock, preferred stock, debt securities, warrants, in any combination thereof. The Company will not sell securities under the shelf prospectus until a prospectus supplement has been filed. The actual amount of any securities to be issued, and the terms of those securities, will be determined at the time of sale, if such sale occurs.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, T. Alexander McPherson, MD, PhD., President and CEO, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending June 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

August 12, 2004

/s/ T. Alexander McPherson

T. Alexander McPherson
President and CEO

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Edward A. Taylor, Vice President Finance and Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending June 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

August 12, 2004

/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief Financial Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)
Date: August 12, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No	Description
99.1	Voluntary Certification of the Company’s Chief Executive Officer relating to the interim financial statements included within the Quarterly Report to Shareholders for the period ending June 30, 2004, in the same form as prescribed under Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Voluntary Certification of the Company’s Chief Financial Officer relating to the interim financial statements included within the Quarterly Report to Shareholders for the period ending June 30, 2004, in the same form as prescribed under Section 906 of the Sarbanes-Oxley Act of 2002